Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement File No. 333-281757

333-281757-01

gxo lOGISTICS cAPITAL b.v.

FINAL TERM SHEET

November 18, 2025

This pricing term sheet, dated as of November 18, 2025 (the “Final Term Sheet”), is qualified in its entirety by reference to the preliminary prospectus supplement, dated as of November 18, 2025 (the “Preliminary Prospectus Supplement”) and the related base prospectus, dated as of November 13, 2025 (the “Base Prospectus” and together with the Preliminary Prospectus Supplement, including the documents incorporated by reference in the Preliminary Prospectus Supplement and Base Prospectus, the “Prospectus”) of GXO Logistics Capital B.V. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

€500,000,000 3.750% Senior Notes due 2030 (the “Notes”)

Issuer:	GXO Logistics Capital B.V.
Legal Entity Identifier:	7245002GNB5W5E7GV182
Guarantor:	GXO Logistics, Inc.
Expected Issue Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-
Guarantor Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Negative) / BBB- (Stable)
Principal Amount:	€500,000,000
Maturity Date:	November 24, 2030
Coupon (Interest Rate):	3.750%
Yield to Maturity:	3.800%
Benchmark Bund:	2.400% due November 15, 2030
Benchmark Bund Price and Yield:	100.496 / 2.294%
Re-offer Spread to Benchmark Bund:	+150.6 basis points
Mid-Swap Yield:	2.420%
Re-offer spread to Mid-Swap Yield:	+138 basis points
Interest Payment Date:	Annually on November 24 of each year, beginning on November 24, 2026

Price to Public:	99.776%
Trade Date:	November 18, 2025
Expected Settlement Date:	November 24, 2025 (T+4)
Optional Redemption:	At any time prior to October 24, 2030 (the date that is one month prior to the maturity date), make-whole call at the Comparable Government Bond Rate plus 25 basis points; par call at any time on or after October 24, 2030.
Redemption for Tax Reasons:	The Issuer may redeem the Notes at its option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with any accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date, at any time in the event of certain changes affecting the laws of a Taxing Jurisdiction (as defined in “Description of Notes—Additional Amounts” in the Preliminary Prospectus).
Additional Amounts:	Subject to certain exceptions and limitations, the Issuer will pay to certain beneficial owners of Additional Amounts (as defined in “Description of Notes—Additional Amounts” in the Preliminary Prospectus) in the event that withholding or deduction for certain taxes is required under the laws of a Taxing Jurisdiction with respect to payments on the Notes.
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Day Count Convention:	Actual/Actual (ICMA)
CUSIP Number:	36273U AA5
ISIN Number:	XS3238162716
Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank Aktiengesellschaft Goldman Sachs & Co. LLC
Passive Bookrunners:	BofA Securities Europe SA Crédit Agricole Corporate and Investment Bank

Co-Managers:	BNP PARIBAS Morgan Stanley & Co. International plc RBC Europe Limited Regions Securities LLC Truist Securities, Inc. Wells Fargo Securities Europe, S.A.
Paying Agent:	U.S. Bank Europe DAC
Listing:	Application will be made for listing on the New York Stock Exchange on the terms described in the Preliminary Prospectus Supplement

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the Notes to purchasers in book-entry form through a common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, S.A. on or about November 24, 2025, which will be the fourth business day following the date of this prospectus supplement (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of such Notes who wish to trade Notes prior to the date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus), as amended with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer will arrange to send you the prospectus and the prospectus supplement if you request it by contacting Barclays Bank PLC toll free at 1-888-603-5847, Deutsche Bank Aktiengesellschaft toll free at 1-800-503-4611, or Goldman Sachs & Co. LLC toll free at 1-866-471-2526.

The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about November 24, 2025 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.